


SEC MAIL
RECEIVED
PROCESSING
AUG 01 2002
WASH, D.C.
154
SECTION

No. 0042

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2002

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________)

Enclosure: Professional Staff plc – First Quarter Results dated 25th July 2002

FOR: **Professional Staff plc**

CONTACT: Andrew Dixey
CEO
Professional Staff plc
44 1753 580 540

INVESTOR RELATIONS: Jonathan Schaffer/Betsy Brod
Brod Group LLC
(212) 750 5800

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF REPORTS FIRST QUARTER RESULTS

~ Profitability Improves to Break-Even Performance; Company Expects Approximately Break-Even Results for First Half of Fiscal 2003~
~ S.Com Subsidiary Wins Contract with Astrium ~

LONDON, ENGLAND – July 25, 2002 - Professional Staff (Nasdaq: PSTF) today reported results for its fiscal 2003 first quarter ended June 30, 2002.

For the first quarter, revenues were £23.95 million ($36.51 million) compared with £35.21 million ($53.68 million) in the prior-year period. On a sequential basis, revenues were even with fourth quarter revenues of £24.02 million ($36.61 million). Operating income was a loss of £7,000 ($11,000) compared with a loss of £483,000 ($736,000) in the prior-year period, which included goodwill amortization and one-time bad debt charges totaling £1.25 million ($1.90 million). First quarter net income was a profit of £5,000 ($8,000) or £0.00 ($0.00) per diluted share versus a net loss of £772,000 ($1,176,000) or a loss of £0.09 ($0.14) per share in the prior-year period. In the prior year period net income before amortization and the one-time charge was £362,000 ($552,000) or £0.04 ($0.06) per share.

As anticipated, S.Com, the Company's Communications Technology Division, continued to be affected by the broader market slowdown and limited rollout of new networks. However, the European market stabilized in the quarter, and while overall conditions remained challenging, S.Com's North American operations experienced some increase in demand in a number of markets.

The Company's Science Division grew by 5% year-over-year as well as on a sequential basis. SRG, the UK laboratory staffing business, continued to perform well with revenue growth of 9% from the fourth quarter. Euromedica, the European executive search business, also contributed to the Division's improved performance with a revenue increase of 21% from the fourth quarter.

The performance of the Company's Interim Management Division, which represented 7% of revenues in the quarter, continued to be affected by the sudden drop off in demand last fall and revenue declined 7% sequentially and 40% from the prior year. However, inquiry levels improved towards the end of the first calendar quarter and have remained encouraging to date. While visibility remains limited, management expects the Interim Management Division to improve progressively for the remainder of the year.

"The pattern of demand varied greatly by division throughout the quarter," commented Andrew Dixey, CEO of Professional Staff, "with a noticeable improvement in our Science Division but continued sluggishness in the global telecommunications market impacting S.Com. Our revenue mix has continued to change with our Science Division now representing 38% of revenue compared to 36% last quarter and 25% in the first quarter of fiscal 2002.

"This shift in mix, together with the effective cost management we have put in place over the past several quarters contributed to our strengthened margin performance for the period and accounts for improved profitability to the break-even level."

Mr. Dixey continued, "We have continued our success in managing our receivables with days sales outstanding (DSO) at 56 days at the quarter end compared to 53 days at March 31 but 74 days a year ago. Our low DSO level is reflected in our current cash position of £4.7 million compared to a net debt position of £7.9 million last year."

Despite an anticipated traditional summer slowdown within the Science Division, the Company is on track to realize approximately break-even performance at the net income line for the first half of fiscal 2003.

Separately, the Company announced today that its S.Com subsidiary has been awarded a three-year, Managed Agency agreement with Astrium, a joint venture owned 75% by EADS (European Aeronautic Defence and Space Company) and 25% by BAE Systems plc (LSE:BA). Astrium is in the process of finalizing its agreement with the UK Ministry of Defence (MOD) for the delivery of Skynet 5, the UK MOD's next generation secure global military satellite communications system. Under S.Com's agreement with Astrium, S.Com will deliver an on-site resource team seamlessly integrated into Astrium's infrastructure. This contract covers the supply of temporary workers and will deliver significant process improvements and cost savings to Astrium.

The Company will discuss the potential contribution of the agreement to its results once Astrium has reached a final agreement with the UK MOD and the project is fully underway.

Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional

Staff's ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

This press release includes certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as "will", "anticipate", "estimate" and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Tables Follow)

Professional Staff plc

CONSOLIDATED INCOME STATEMENT

(000s except per share data)

	3 months to June 30 (unaudited)	
	2002	2001
Revenue	£ 23,951	£ 35,206
Cost of services	18,124	27,195
Gross profit	5,827	8,011
Operating expenses (note 1)	5,834	8,192
Goodwill amortization	0	302
Operating (loss)	(7)	(483)
Interest and other income / (expense)	78	(244)
Pre-tax income / (loss)	71	(727)
Income tax expense	66	45
Net income / (loss)	5	(772)
Basic earnings / (loss) per share	£ 0.00	£ (0.09)
Number of shares used in computation	8,708	8,683
Fully diluted earnings / (loss) per share	£ 0.00	£ (0.09)
Number of shares used in computation	8,854	8,683

CONSOLIDATED BALANCE SHEET DATA

(000s)

as of June 30

	(unaudited) 2002	(unaudited) 2001
Cash, cash equivalents and marketable securities	£ 4,674	£ 2,189
Trade receivables	11,946	21,373
Other current assets	4,754	11,787
Current assets	21,374	35,349
Tangible fixed assets	3,111	4,640
Goodwill	23,653	33,209
Total assets	48,138	73,198
Short-term debt (note 2)	177	10,046
Other current liabilities	8,334	13,719
Long-term liabilities (note 2)	1,549	0
Shareholders' equity	38,078	49,433

Notes:

(1) Includes in the 3 months to June 30, 2001 a £945,000 charge mainly for doubtful debts in the US communications technology business.
(2) At June 30, 2002, short term debt and long term liabilities comprise capital lease obligations on the Company's office building which was subject to a sale and leaseback transaction in March 2002.

Professional Staff plc

CONSOLIDATED INCOME STATEMENT

(000s except per share data)

* * * Note: convenience translation only, using the noon buying rate on June 30, 2002 of: $1.5245 = £1.0000 * * *

	3 months to June 30 (unaudited) 2002	2001
Revenue	$ 36,513	$ 53,672
Cost of services	27,630	41,459
Gross profit	8,883	12,213
Operating expenses (note 1)	8,894	12,489
Goodwill amortization	0	460
Operating (loss)	(11)	(736)
Interest and other income / (expense)	119	(372)
Pre-tax income / (loss)	108	(1,108)
Income tax expense	101	69
Net income / (loss)	7	(1,177)
Basic earnings / (loss) per share	$ 0.00	$ (0.14)
Number of shares used in computation	8,708	8,683
Fully diluted earnings / (loss) per share	$ 0.00	$ (0.14)
Number of shares used in computation	8,854	8,683

CONSOLIDATED BALANCE SHEET DATA

(000s)

	as of June 30 (unaudited) 2002	(unaudited) 2001
Cash, cash equivalents and marketable securities	$ 7,126	$ 3,337
Trade receivables	18,212	32,583
Other current assets	7,247	17,969
Current assets	32,585	53,890
Tangible fixed assets	4,743	7,074
Goodwill	36,059	50,627
Total assets	73,386	111,590
Short-term debt (note 2)	270	15,315
Other current liabilities	12,705	20,915
Long-term liabilities (note 2)	2,361	0
Shareholders' equity	58,050	75,361

Notes:

(1) Includes in the 3 months to June 30, 2001 a $1,440,000 charge mainly for doubtful debts in the US communications technology business.

(2) At June 30, 2002, short term debt and long term liabilities comprise capital lease obligations on the Company's office building